Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-287060

Prospectus Supplement No. 4

(To Prospectus)

Up to 18,800,000 Ordinary Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-287060), filed with the Securities and Exchange Commission on May 7, 2025. The Prospectus relates to the issuance by VivoPower International PLC of up to 18,800,000 Ordinary Shares in a best efforts offering.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

As disclosed in the Prospectus, the offering was originally scheduled to terminate fifteen days following the date of the Placement Agency Agreement. As previously disclosed in Prospectus Supplement No. 1 to the Prospectus, dated June 13, 2025, the offering period was extended until July 7, 2025, with the option to further extend it by an additional 15 business days with the mutual consent of the Company and Chardan. As disclosed in Prospectus Supplement No. 2 to the Prospectus, dated July 3, 2025, the offering period was further extended until July 28, 2025, which date could be further extended by the mutual consent of the Company and Chardan. As disclosed in Prospectus Supplement No. 3 to the Prospectus, dated July 25, 2025, the offering period was further extended until August 18, 2025, which date could be further extended by the mutual consent of the Company and Chardan. The Company is hereby extending the offering period until September 8, 2025, with an option to further extend it by an additional 15 business days thereafter, subject to the mutual consent of the Company and Chardan, unless terminated earlier by us in our sole discretion. The Company is extending the offering period to provide additional time to finalize active discussions with potential strategic investors in the digital asset industry across both U.S. and international markets.

Our Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “VVPR.” The last sale price of our Ordinary Shares on Nasdaq on August 14, 2025 was $5.71 per share.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 15, 2025.